Exhibit 99.214

NexTech Acquires Music Industry AR App ‘AirShow’

AR Human Hologram App adresses the $50 billion global music industry

Vancouver B.C. –September 29th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that it has acquired the AirShow app, valuable AI code plus a team of four AR experienced developers from TRICK 3D, the deal is closing October 1st. The AirShow application turns your favorite artist into a ‘live’ hologram that you can interact with in your living room providing an immersive and engaging experience all music fans will love and is now available to download on iTunes and Google Play Store.

According to the world economic forum the music industry generates $50 billion per year, by acquiring this application as well as hiring four experienced AR developers the company is addressing another huge industry with it’s AR tech.

The company plans to not only use this app for the music industry but also for it’s virtual events platform InfernoAR as well as for its AR eCommerce business. This is the company’s seventh acquisition and third AR application which continues to tie together its augmented reality (AR) offerings with the goal of creating the world’s first complete AR ecosystem.

AiR Show is an app that allows you to buy tickets to watch performances from real people in your own home. Tap on a featured event, or use a VIP code to access exclusive content to see music artists appear right in front of you using AR!

Android

https://play.google.com/store/apps/details?id=com.Trick3d.AirShow&hl=en_US

Apple

https://apps.apple.com/us/app/air-show-t3d/id1506057681

Evan Gappelberg, CEO of NexTech comments, “This acquisition adds even more AR revenue and earnings potential to our fast growing AR business and brings a tremendous amount of experienced talent to our team which is great since experienced AR talent is hard to find. With live music concerts shut down for the foreseeable future I see this app as a way for Nextech to help artists fill the revenue void they are currently experiencing. We already have recognizable musicians and music businesses partners that are eager to join the application. New ticketing capabilities should be available for in-app purchases allowing for revenue generation in the next few weeks. We also see a global growing demand for human holograms beyond just music. This app will help us to gain market share and meet this demand. I believe that human holograms can quickly be a multi-million dollar business for us”.

He continues “It’s a very exciting time for us as we continue to look for accretive strategic acquisitions and keep hiring more talent to keep up with the ever growing demand of NexTech’s product offerings. We are uniquely diversified and positioned in the fastest growing business segments of the global economy including AR, eCommerce, video conferencing, virtual events, and 3D/AR advertising.”

This acquisition was structured as an asset purchase agreement with a $300,000 USD price tag, 50% being in cash and 50% in restricted stock of Nextech or 37,500 common shares.

Recent Company Highlights in 2020:

September 23rd, 2020: The company announced that from September 1st to September 22nd the company has already achieved $900,000 in new Bookings for it’s InfernoAR video conferencing and virtual events business.

September 16th, 2020: Grundfos, the largest pump manufacturer in the world, based in Denmark, with more than 19,000 employees globally and offices in 56 countries has chosen InfernoAR for both it’s Virtual summit for it’s UK team to highlight the company’s focus on innovation and it’s Virtual summits for Norway and Sweden.

September 15th, 2020: Fenestration Digital, one the UK’s leading construction & media platforms, has chosen InfernoAR for five virtual trade show events in 2020/21 contracted at over $280,000.

September 11th, 2020: NexTech is now an approved Microsoft Partner creating enormous new business opportunities for the company. This partnership provides access to the Azure Marketplace so that InfernoAR can be sold directly through the Marketplace.

September 9th, 2020: The company acquired fast-growing eCommerce software platform Next Level Ninjas. Next Level Ninjas matches brands and product testers on it’s VIP Product Testers site, helping brands gain business momentum. The platform works across multiple eCommerce platforms including Amazon, eBay, Shopify, Walmart, Jet and Etsy. It services nine Amazon marketplaces: US, CA, JP, AU and five EU marketplaces: UK, DE, FR, IT, ES.

September 3th, 2020: TAG Digital Health a member TAG has chosen InfernoAR for its November 1st event at a cost of $50,000 for the initial event. There will be sponsorship opportunities with virtual booths and AR. TAG hosts more than 150 events each year and serves as an umbrella organization for 24 professional societies.

August 27, 2020: Carnegie Mellon University has chosen NexTech’s InfernoAR platform for a virtual series beginning September 2020.

August 25, 2020 Q2 2020 highlights:

●	Revenue grows 290% to $3.5 million
●	Gross Profit grows 484% to $2.1 million with a 61% margin
●	Working Capital of $5.6 million
●	Total Bookings $3.7 million

August 11, 2020: Company announced that it has begun a major expansion of its AR ecommerce business. In the past 60 days the company has signed new distributor deals with major brands such as; Dyson, Philips Norelco, MR. Coffee, VitaMix, MetroVac, Breviel, and Cusinart. These new distribution deals position the company to take full advantage of the new SFH (shop from home) paradigm shift in e-commerce as well as leverage its full augmented reality technology stack into these brands, which includes its WebAR, ARitize360 app and its 3D/AR advertising network. The company expects these new products to have a significant impact on future revenues.

July 30, 2020: Ryerson University, a globally recognized leader in Higher Education with over 46,000 students have partnered to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. The technology license agreement has an initial value of $250,000 with the potential for more revenue tied to additional AR services.

July 17, 2020: The company launched a new immersive video conferencing software called ScreenAR.

July 13, 2020: The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one to one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

July 8, 2020: The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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